Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Terrance James Reilly Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial 215-772-7318 treilly@mmwr.com

May 13, 2011

VIA EDGAR TRANSMISSION

Kimberly A. Browning – Senior Counsel

U. S. Securities and Exchange Commission

Division of Investment Management, Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C.  20549

Re:

Philadelphia Investment Partners New Generation Fund – File Nos.  333-165401 and 811-22395

Dear Ms. Browning:

On March 4, 2011, Philadelphia Investment Partners New Generation Fund (the “Trust”) filed with the U. S. Securities and Exchange Commission (the “Commission”), Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A (“PEA No. 2”).  PEA No. 2 applied to the Trust’s one series of shares, also known as Philadelphia Investment Partners New Generation Fund (the “Fund”).  PEA No. 2 was filed to:  (i) complete the disclosures concerning the Fund as contained in the Trust’s previous filings; (ii) file the seed audit financial information for the Fund; (iii) add appropriate exhibits and consents; and (iv) respond to the comments from the Commission received on November 22, 2010.

On March 28, 2011 and March 29, 2011, the Trust received comments on PEA No. 2 in telephone calls from you, Kimberly A. Browning of the Division of Investment Management, Office of Disclosure and Review, to Terry Reilly, counsel to the Trust.  On those calls, you provided the Staff’s comments and requested changes to the Prospectus and SAI.  On April 19, 2011, the Trust responded to those comments via EDGAR Correspondence.

On May 11, 2011, the Trust received certain additional comments on the Prospectus and SAI in a telephone call from Kimberly A. Browning to Terry Reilly.  The purpose of this letter is to respond to those additional comments and complete the registration of the Trust.

The Staff’s comments are in italics with the Trust’s responses below each comment.  Capitalized terms used herein and not otherwise defined shall have the meaning given to them in the Prospectus and SAI of the Fund.

The Prospectus.

(1)

Ms. Browning requested that the Trust respond to the Staff’s comments via EDGAR Correspondence (the “Response Letter”), with changed pages attached.

Attached herewith is the Trust’s Response Letter to the Staff’s comments with changed pages from the Prospectus.  Please note we have only provided pages that contained changes.

(2)

The Staff requested that the Trust provide a Tandy Letter.

The Trust will provide a Tandy Letter via separate EDGAR Correspondence.

(3)

On the Fee Table, under “Redemption Fee,” the Staff requested that the Trust break the parenthetical language into two.  They asked that we review the caption in the chart as it is in Form N-1A and add that language as the first parenthetical.  The current language will become the second parenthetical.

The change you requested has been made.  A revised Fee Table is attached to this letter.

(4)

The Staff asked the Trust to confirm that the costs of any underlying investment funds are expected to be less than 0.01% (i.e., 1 basis point)  per year.

The Investment Adviser has confirmed that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more underlying investment funds are projected to be less than 0.01% (i.e., one basis point) so that the caption “Acquired Fund Fees and Expenses” is not required in the Fee Table at this time.

(5)

The Staff requested that the Trust explain the “Other Expenses” section of the Fee Table, specially the “Remainder of Other Expenses” category.

The total for “Other Expenses” is based upon estimated amounts for the Fund’s initial fiscal year.  Such number is projected to be 1.38%.  Previous Staff comments had requested that the Fund itemize certain of the “Other Expenses,” such as the Shareholder Service Fees, and the fees associated with the Fund’s long/short investment strategy (i.e., Dividend Expense on Securities Sold Short and Interest Expense on Borrowings).  The instructions to the Fee Table in Form N-1A limit the Fund to three sub-captions.1 Therefore, the third sub-caption is a catch-all that reflects the remainder of the 1.38% total, minus the itemized Shareholder Service Fees (of 0.25%) and long/short expenses (of 0.03%).  That leaves 1.10% for all Other Expenses.

1 See, Form N-1A, Item No. 3, Instruction 3 (c) (iii).

(6)

The Staff requested that the Trust update footnote 2 to the Fee Table.

The changes you requested have been made.  A revised Fee Table is attached to this letter.

(7)

The Staff requested that the Trust amend footnote 2 to the Fee Table to state that any recoupment by the Adviser must be approved by the Board of Trustees.

The change you requested has been made.  A revised Fee Table is attached to this letter.

(8)

The Staff asked that the Trust revisit with the accountants the item “Total Annual Fund Operating Expenses After Fee Reduction and Expense Reimbursement.”  The Staff inquired whether or not the number should be 1.99% considering the fact that included on the list of items excluded from the provisions of the Expense Limitation Agreement is short sale dividends and financing costs associated with the use of the cash proceeds on securities sold short.

The change you requested has been made.  Total expenses after fee reductions and expense reimbursements are expected to be 1.99%.  Footnote 2 has been amended to clarify that the expense limit cap of 1.96% excludes certain items (i.e., short sale dividends and financing costs).  Those costs are estimated to be 0.03%.  Footnote 2 also states that to “the extent that the Fund incurs any excluded expenses (i.e., short sale dividends and financing costs), the net expenses will exceed 1.96%.”  Essentially the net expense is expected to be 1.99% given that the waiver does not include short sale dividends and financing costs.

Based upon the Staff’s comment above, the Trust also revisited the Expense Example.  It was decided that it would be more appropriate for the fee example to use the ratio of 1.99%, which would change the 1 year number from $665 to $667 and the 3 year number from $1,240 to $1,243.  A revised Expense Example is attached to this letter.

(9)

On page 3, the Staff requested that the Trust move the final paragraph on the page that reads: “A short sale is a transaction in which the Fund sells securities it has borrowed in anticipation of a decline in the market price of the securities” ahead of the paragraph that precedes it.

The change you requested has been made.  A revised page is attached to this letter.

(10)

On page 7, under “PURCHASE AND SALE OF FUND SHARES,” the Staff requested that the Trust move the final sentence of the paragraph to an appropriate spot after Item No. 8 of Form N-1A.

The change you requested has been made.  The sentence was deleted from the “PURCHASE AND SALE OF FUND SHARES” section.  A modified version of the sentence was moved to the section titled “YOUR INVESTMENT – Buying Shares.”  No corresponding change was made to the section titled “YOUR INVESTMENT – Selling Shares,” because the information was already disclosed in that section.

The SAI.

(1)

The Staff asked us to confirm that language had been added to the Fund’s policy on borrowing money that borrowings are from banks and that the Fund would not purchase additional securities when outstanding borrowings exceeded 5% of the Fund’s total assets.

The disclosure was added to the SAI filed on April 19, 2011.  It can be found on page 11 of the SAI under the section titled Borrowing Money.

(2)

Under the section titled “Disclosure of Portfolio Holdings,” the Staff asked us to confirm that we had listed what confidentiality provisions apply to the Investment Adviser?

The disclosure was added to the SAI filed on April 19, 2011.  It can be found on pages 47 - 50 of the SAI under the section titled Disclosure of Portfolio Holdings.

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I believe that this addresses all of the comments contained in your discussions with Mr. Reilly.  Under separate cover, the Trust shall also file its Tandy representations and a request for acceleration pursuant to Rule 461 of the Securities Act of 1933, as amended.  Questions concerning this matter may be directed to Terrance James Reilly at (215) 772-7318.

Very truly yours,

/s/  TERRANCE JAMES REILLY

Terrance James Reilly

cc:

Laura Anne Corsell, Esq.

Peter C. Zeuli

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